Exhibit 99.2

FOAMIX PHARMACEUTICALS LTD.

PROXY FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 18, 2016
  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Meir Eini and Dov Tamarkin and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Foamix Pharmaceuticals Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, March 15, 2016, at an Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, on Monday, April 18, 2016 at 3:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described below, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
FOAMIX PHARMACEUTICALS LTD.

April 18, 2016

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ON THE AGENDA OF THE MEETING

PLEASE BE CERTAIN TO COMPLETE ITEMS 1-5 BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
(1) Appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2016, and authorize the Board to determine the compensation of the auditors.
	☐	☐	☐
	FOR	AGAINST	ABSTAIN
I hereby confirm that I do not have a “Personal Interest” in Proposal (2)* ☐
(2) Approve the following resolutions with regard to the compensation of Dr. Dov Tamarkin, our Chief Executive Officer, for the fiscal year ended December 31, 2015:

(a)   grant Dr. Tamarkin a cash bonus of $181,837 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by our Compensation Committee;
(b)   increase Dr. Tamarkin’s annual base salary to $385,000, effective November 1, 2015; and
(c)   award Dr. Tamarkin 100,000 options under the Company’s 2015 Israeli Share Incentive Plan.
	☐	☐	☐
I hereby confirm that I do not have a “Personal Interest” in Proposal (3)* ☐	FOR	AGAINST	ABSTAIN
(3) approve Dr. Tamarkin’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $231,000, subject to achieving the key performance indicators detailed in the Proxy Statement, and (b) additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $231,000, upon unique success beyond expectations in achieving certain goals detailed in the Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board's approval.
	☐	☐	☐
	FOR	AGAINST	ABSTAIN

(4) Approve the following resolutions with regard to the compensation of Meir Eini, Chairman of the Board and Chief Innovation Officer, for the fiscal year ended December 31, 2015:

(a)   grant Mr. Eini a cash bonus of $200,777 for the year ended December 31, 2015, based on the achievement of the goals set and evaluated by our Compensation Committee;
(b)   increase Mr. Eini’s annual base salary to $369,000, effective November 1, 2015; and
(c)   award Mr. Eini 55,000 options under the Company’s 2015 Israeli Share Incentive Plan.
	☐	☐	☐
	FOR	AGAINST	ABSTAIN

(5) approve Mr. Eini’s (a) annual cash bonus for the year ending December 31, 2016, up to a maximum amount of $184,500, subject to achieving the key performance indicators detailed in the Proxy Statement, and (b) additional special cash bonus, for the year ending December 31, 2016, in an amount of up to $184,500, upon unique success beyond expectations in achieving certain goals detailed in the Proxy Statement, in each case, subject to the recommendations of the Company’s Compensation Committee and the Board's approval.
	☐	☐	☐

*
Please Note: pursuant to a recent ruling of an Israeli court, a shareholder must positively inform the Company whether or not such shareholder has a “Personal Interest” in Proposal 2 and 3. Your failure to check these boxes will require the Company to assume that you have a Personal Interest in these proposals and disqualify your votes. For a definition of “Personal Interest” please refer to the enclosed Proxy Statement.

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.